[Puget Energy, Inc. Letterhead]

March 25, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Puget Energy, Inc.
Registration Statement on Form S-4
Filed February 2, 2011
File No. 333-172033

Ladies and Gentlemen:

On February 2, 2011, Puget Energy, Inc. (the “Company”) filed its Registration Statement on Form S-4 (the “Registration Statement”) relating to its offer to exchange (the “Exchange Offer”) up to $450,000,000 in aggregate principal amount of its 6.500% Senior Notes due 2020 (the “Exchange Notes”) for outstanding 6.500% Senior Notes due 2020 (the “Original Notes”).

On February 28, 2011, the Company received comments (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) relating to such Registration Statement.

In response to such comments, the Company transmits herewith for filing with the Commission, via EDGAR, its Amendment No. 1 to such Registration Statement (“Amendment No. 1”). The Company also provides supplemental responses to such Comment Letter as follows (with the numbering corresponding to the Comment Letter):

General

1. The Company has provided with this response letter and Amendment No. 1 a supplemental letter stating that we are registering the exchange offer in reliance on the staff’s position enunciated in the Exxon Capital Holdings Corporation (April 13, 1989), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling, Commission (July 2, 1993) no-action letters, which includes the supplemental representations (previously provided in a correspondence filing with the Commission on February 4, 2011) substantially in the form set forth in the Morgan Stanley & Co. Incorporated and Shearman & Sterling letters.

Securities and Exchange Commission

March 25, 2011

Forward-Looking Statements, page ii

2. The Company has deleted the reference to the Private Securities Litigation Reform Act of 1995 (previously in the first paragraph on page ii of the Registration Statement), and the first paragraph on page ii of Amendment No. 1 now reads as follows:

This prospectus contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should” or “will” or the negative of such terms or other comparable terminology. Forward-looking statements provide our current expectations or forecasts of future events.

Terms of the Exchange Offer, 21

3. The Company hereby confirms that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) and further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to applicable provisions of Rule 424.

Extensions, Delay in Acceptance, Termination or Amendment, page 22

4. The Company has included a statement in Amendment No. 1 on page 26 that in the event of a material change in the offer, including the waiver of a material condition, the Company will promptly disclose that amendment or waiver by means of a prospectus supplement and will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

5. In Amendment No. 1, the Company has revised the disclosure on page 24 under “Extensions, Delay in Acceptance, Termination or Amendment” to clarify that we may only delay acceptance in the event of an extension of the offer (as discussed on page 24) or in the event that a condition of the exchange offer is not satisfied (as discussed on page 25).

Conditions to the Exchange Offer, page 23

6. We do not assert that the determination of whether the conditions set forth in the Registration Statement have occurred or are satisfied is in our sole discretion. As stated under “Conditions to the Exchange Offer” on page 26, only the conditions may be waived or asserted at our sole discretion, but not the determination of whether they have occurred or are satisfied. Therefore, we have not revised the language at issue.

Return of Original Notes Not Accepted or Rejected, page 26

Securities and Exchange Commission

March 25, 2011

7. The Company has included revised language in Amendment No. 1 on page 25 (under “Terms of the Exchange Offer”), page 29 (under “Determinations Under the Exchange Offer” and “Return of Original Notes Not Accepted or Exchanged”), and page 31 (under “Withdrawal of Tenders”) to state that the return will take place “promptly” and removing the language that the return will take place as promptly “as practicable.”

Description of Notes, page 50

8. We have deleted the qualification from page 56 of Amendment No. 1, so that it reads as follows:

The following description is only a summary of the material provisions of the Indenture and the Collateral Documents relating to the Notes and does not purport to be complete. We urge you to read the Indenture and such Collateral Documents because they, and not this description, will define your rights as holders of the Notes. You may request copies of the Indenture and the Collateral Documents as described under “Where You Can Find More Information.”

Financial Statements

9. Amendment No. 1 includes financial information as of December 31, 2010 in compliance with Rule 3-12(a) of Regulation S-X.

Signatures, page S-1

10. Amendment No. 1 corrects the clerical error and refers to Puget Energy, Inc.

Exhibit 5.1

11. Filed with Amendment No. 1 is a revised legal opinion that removes the limiting language.

12. Filed with Amendment No. 1 is a revised legal opinion that indicates the opinion is given as to New York law with respect to the debt securities.

Exhibit 99.1

13. Filed with Amendment No. 1 is a revised Letter of Transmittal which deletes the language that the note holder acknowledges they have reviewed the prospectus.

Securities and Exchange Commission

March 25, 2011

If you have any questions, please contact Andrew Bor, our legal counsel, at (206) 359-8436.

Very Truly Yours,

PUGET ENERGY, INC.

/s/ Donald E. Gaines
Donald E. Gaines
Vice President Finance and Treasurer